SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Amendment #1
Under the Securities and Exchange Act of 1934
AerCap Holdings N.V.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
N00985106

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     This Schedule is filed pursuant to Rule 13d-1(b)
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	N00985106

1	NAME OF REPORTING PERSON Ameriprise Financial, Inc. S.S. or I.R.S. Identification IRS No. 13-3180631 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,573,427

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

9,573,667

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,573,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.02%

12	TYPE OF REPORTING PERSON

CO
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	N00985106

1	NAME OF REPORTING PERSON Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification IRS No. 41-1533211 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,573,427

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

9,573,667

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,573,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.02%

12	TYPE OF REPORTING PERSON

IA
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	N00985106

1	NAME OF REPORTING PERSON Columbia Value and Restructuring Fund S.S. or I.R.S. Identification IRS No. 04-3172852 No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Massasschutes

	5	SOLE VOTING POWER

NUMBER OF		5,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

5,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.18%

12	TYPE OF REPORTING PERSON

IV
* This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:	AerCap Holdings N.V.

1(b)	Address of Issuer’s Principal Executive Offices:	Stationsplein 965 Schiphol Airport P7,1117CE Netherlands

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”) (b) Columbia Management Investment Advisers, LLC (“CMIA”) (c) Columbia Value and Restructuring Fund (“CVR”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474 (b) 100 Federal St. Boston, MA 02110 (c) 100 Federal St. Boston, MA 02110

2(c)	Citizenship:	(a) Delaware (b) Minnesota (c) Massasschutes

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	N00985106
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
     (a) Ameriprise Financial, Inc.
A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
     (b) Columbia Management Investment Advisers, LLC
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (c) Columbia Value and Restructuring Fund
An investment company registered under Section 8 of the Investment Company Act of 1940.
4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.
CMIA, as an investment adviser to CVR, may be deemed to beneficially own the shares reported herein by CVR. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by CVR.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.
Each of AFI and CMIA, and the subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     AFI: See Exhibit I
8	Identification and Classification of Members of the Group:
     Not Applicable
9	Notice of Dissolution of Group:
     Not Applicable
10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Director — Fund Administration

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
	Name:	Amy Johnson
	Title:	Chief Operating Officer

Columbia Funds Series Trust I, on behalf of its series Columbia Value and Restructuring Fund
By:	/s/ Scott R. Plummer
	Name:	Scott R. Plummer
	Title:	Senior Vice President, Secretary and Chief Legal Officer

Contact Information Wade M. Voigt Director — Fund Administration Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement